                                                                         EX-99.2

                               AT&T WIRELESS GROUP

                        COMBINED STATEMENTS OF OPERATIONS

                              (Dollars in Millions)

                                   (Unaudited)
                                                              For the Three             For the Six
                                                              Months Ended              Months Ended

                                                                June 30,                  June 30,
                                                             2000      1999            2000     1999
REVENUE
Services revenue                                           $2,240    $1,689          $4,232   $3,061
Equipment revenue                                             237       189             443      380
Total revenue                                               2,477     1,878           4,675    3,441

OPERATING EXPENSES
Costs of services and products                              1,205       940           2,258    1,750
Selling, general and administrative                           763       614           1,513    1,178
Depreciation and amortization                                 402       308             771      584
Total operating expenses                                    2,370     1,862           4,542    3,512

OPERATING INCOME (LOSS)                                       107        16             133      (71)

Other income                                                  227       140             308      184
Interest expense                                               18        38              69       70
Income before income taxes                                    316       118             372       43
Provision for income taxes                                    116        43             146       17

Net income                                                 $  200  $     75          $  226   $   26

Dividend requirements on preferred stock
held by AT&T, net                                              33        13              46       27

Net income (loss) after preferred stock
dividends                                                  $  167    $   62          $  180   $   (1)

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                             COMBINED BALANCE SHEETS

                              (Dollars in Millions)
                                                                   June 30,         December 31,
                                                                     2000              1999
                                                                 (Unaudited)
ASSETS
Cash and cash equivalents                                          $     6               $     5
Accounts receivable, less allowances of
  $143 and $130                                                      1,606                 1,300
Note receivable from AT&T                                            3,962                     -
Inventories                                                            418                   162
Deferred income taxes                                                  144                   127
Prepaid expenses and other current assets                               65                    34
TOTAL CURRENT ASSETS                                                 6,201                 1,628

Property, plant and equipment, net of
  accumulated depreciation of $4,666 and $4,033                      8,213                 6,349

Licensing costs, net of accumulated amortization
  of $1,614 and $1,519                                               9,994                 8,571

Investments                                                          4,946                 4,502

Goodwill and other assets, net of accumulated
  amortization of $426 and $385                                      3,489                 2,462

TOTAL ASSETS                                                       $32,843               $23,512

LIABILITIES
Accounts payable                                                   $   997               $   921
Payroll and benefit-related liabilities                                292                   291
Debt maturing within one year                                          154                   154
Other current liabilities                                            1,030                   931
TOTAL CURRENT LIABILITIES                                            2,473                 2,297

Long-term debt due to AT&T                                           1,800                 3,400

Deferred income taxes                                                3,881                 3,750

Other long-term liabilities                                            156                    48

TOTAL LIABILITIES                                                    8,310                 9,495

MINORITY INTEREST                                                       11                    20

EQUITY
Preferred stock held by AT&T                                         3,000                 1,000
Combined equity                                                     21,496                12,971
Accumulated other comprehensive income                                  26                    26
TOTAL EQUITY                                                        24,522                13,997

TOTAL LIABILITIES AND EQUITY                                       $32,843               $23,512

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                    COMBINED STATEMENTS OF CHANGES IN EQUITY
                              (Dollars in Millions)
                                   (Unaudited)
                                                                          For the Six Months
                                                                             Ended June 30,
                                                                           2000        1999
PREFERRED STOCK HELD BY AT&T
  Balance at beginning of period                                        $ 1,000     $ 1,000
  Preferred stock issued to AT&T                                          2,000           -
Balance at end of period                                                  3,000       1,000

COMBINED EQUITY
  Balance at beginning of period                                         12,971      10,535
  Net income (loss) after preferred stock dividends                         180          (1)
  Proceeds attributed from initial public offering                        7,000           -
  Transfers from AT&T, net                                                1,345       1,577
Balance at end of period                                                 21,496      12,111

ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance at beginning of period                                             26          (3)
  Net revaluation of investments (net of taxes of $12)                        -          21
Balance at end of period                                                     26          18

TOTAL EQUITY                                                            $24,522     $13,129

SUMMARY OF TOTAL COMPREHENSIVE INCOME
  Net income (loss) after preferred stock dividends                     $   180     $    (1)
  Dividend requirements on preferred stock held by AT&T, net                 46          27
  Net income                                                                226          26
  Net revaluation of investments (net of taxes of $12)                        -          21
TOTAL COMPREHENSIVE INCOME                                              $   226     $    47

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                        COMBINED STATEMENTS OF CASH FLOWS
                              (Dollars in millions)
                                   (Unaudited)
                                                                          For the Six Months
                                                                             Ended June 30,
                                                                           2000        1999
OPERATING ACTIVITIES

Net income                                                               $  226      $   26

Adjustments   to  reconcile  net  income  to  net  cash
provided  by  operating activities:
        Gains on sale/exchange of investments                              (167)        (99)
        Depreciation and amortization                                       771         584
        Deferred income taxes                                               116          13
        Net equity earnings from investments                                (67)        (71)
        Minority interests in consolidated subsidiaries                      (8)        (12)
        Provision for uncollectibles                                        115          88
        Increase in accounts receivable                                    (328)       (210)
        (Increase) decrease in inventories                                 (238)         32
        Decrease in accounts payable                                       (252)       (116)
        Net change in other operating assets and liabilities                 55          42
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   223         277

INVESTING ACTIVITIES
        Net increase in note receivable from AT&T                        (3,962)          -
        Capital expenditures and other additions                         (1,879)       (792)
        Net acquisitions of licenses                                       (105)        (17)
        Equity investment distributions and sales                           245          99
        Equity investment contributions and purchases                       (77)       (134)
        Net (acquisitions) dispositions of businesses
        including cash acquired                                          (2,602)        244
NET CASH USED IN INVESTING ACTIVITIES                                    (8,380)       (600)

FINANCING ACTIVITIES
        Increase in short-term borrowings                                     -          33
        Increase in long-term debt due to AT&T                              400         500
        Proceeds attributed from initial public offering                  7,000           -
        Dividend requirements on preferred stock, net                       (46)        (27)
        Transfers from (to) AT&T, net                                       806         (85)
        Other financing activities, net                                      (2)        (10)
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 8,158         411

Net increase in cash and cash equivalents                                     1          88

Cash and cash equivalents at beginning of year                                5          27

Cash and cash equivalents at end of period                               $    6      $  115

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                              (Dollars in Millions)
                                   (Unaudited)


(a)      BACKGROUND AND BASIS OF PRESENTATION

         Background

         On April 27, 2000, AT&T completed an initial public offering of 15.6%, or 360 million shares, of the AT&T Wireless Group tracking stock at an initial public offering price of $29.50 per share. This stock is designed to track the performance of AT&T's wireless services businesses. The AT&T Wireless Group tracking stock issued in the initial public offering reflected only a portion of the economic interest of the AT&T Wireless Group. AT&T retained the remaining interest in the economic performance of the AT&T Wireless Group in the form of an inter-group interest which represented an 84.4% interest as of the date of the initial public offering and at June 30, 2000.

         Basis of Presentation

         The AT&T Wireless Group is a fully integrated business unit of AT&T. There are differences between the results reported for the AT&T Wireless Group and the AT&T wireless segment results reported by AT&T, for periods prior to the initial public offering. The AT&T Wireless Group includes the results of its mobility and fixed wireless businesses, as well as its international operations, which primarily include the earnings or losses associated with equity interests in international wireless communications ventures and partnerships. The combined financial statements reflect the results of operations, financial position, changes in equity and cash flows of the AT&T Wireless Group as if it were a separate entity for all periods presented. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of the AT&T Wireless Group had it been a separate, stand-alone entity during the periods presented. Additionally, the combined results for the interim periods presented are not necessarily indicative of results for the full year. The combined financial statements of the AT&T Wireless Group should be read in conjunction with AT&T's registration statement filed on Form S-3 dated February 2, 2000, including the prospectus filed on April 27, 2000, related to the initial public offering of the AT&T Wireless Group tracking stock. In addition, these combined financial statements should be read in conjunction with AT&T's Form 10-K for the year ended December 31, 1999 and AT&T's Form 10-Q for the quarters ended March 31, 2000, and June 30, 2000.

         The combined financial statements of the AT&T Wireless Group conform to generally accepted accounting principles. The combined financial statements reflect the assets, liabilities, revenue and expenses directly attributable to the AT&T Wireless Group, as well as allocations deemed reasonable by management, to present the results of operations, financial position and cash flows of the AT&T Wireless Group on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate.

         The initial public offering of the AT&T Wireless Group tracking stock resulted in net proceeds to AT&T, after deducting underwriter's discount and related fees and expenses, of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to the AT&T Wireless Group in the form of an intercompany note receivable which is included in the accompanying combined balance sheet as of June 30, 2000, as "Note receivable from AT&T". Changes in the note receivable reflect transfers between the AT&T Wireless Group and AT&T subsequent to the initial public offering, primarily to fund acquisitions and capital expansion. Interest on the note receivable is calculated based upon the average daily balance outstanding at a rate equal to the one month London InterBank Offered Rate (LIBOR) minus 6 basis points, a rate designed to be equivalent to the rate the AT&T Wireless Group would receive if it were a stand-alone entity.

         Prior to the initial public offering, the capital structure of the AT&T Wireless Group had been assumed based upon AT&T's historical capital ratio adjusted for certain items. This resulted in $3.4 billion in intercompany indebtedness at December 31, 1999, paying annual interest at 7.25%. In addition, as of December 31, 1999, the AT&T Wireless Group had issued and outstanding, $1.0 billion of 9% cumulative preferred stock to AT&T that, subject to the approval of the AT&T Wireless Group capital stock committee, is redeemable at the option of AT&T. On May 1, 2000, following the initial public offering of the AT&T Wireless Group tracking stock, $2.0 billion of the AT&T Wireless Group's outstanding intercompany indebtedness to AT&T was recapitalized into an additional $2.0 billion of 9% cumulative preferred stock. In conjunction with the recapitalization, the remaining long term debt due to AT&T of $1.8 billion was recapitalized to be 10 year term debt that bears interest at a fixed rate of 8.1% per annum. The interest rate is designed to be substantially equivalent to the interest rate that the AT&T Wireless Group would be able to obtain from third parties, including the public markets, as a non-affiliate of AT&T without the benefit of any guaranty by AT&T.

         Changes in combined equity prior to the initial public offering represented net transfers to or from AT&T, after giving effect to the net income or loss of the AT&T Wireless Group during the period, and were assumed to be settled in cash. AT&T's capital contributions for purchase business combinations and initial investments in joint ventures and partnerships which AT&T attributed to the AT&T Wireless Group have been treated as noncash transactions prior to the initial public offering.

(b)      RECENT ACCOUNTING PRONOUNCEMENTS

         In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 provides guidance on revenue recognition, including service activation fees, and certain related costs, which requires adoption by the end of fiscal year 2000. Management is currently assessing the impact of SAB No. 101 to the combined results of operations and financial position of the AT&T Wireless Group.

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For the AT&T Wireless Group, this means that the standard must be adopted no later than January 1, 2001. Management does not expect the adoption of this standard will have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

         In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. It is not expected to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

(c)      ACQUISITIONS AND DIVESTITURES

         On June 19, 2000, the AT&T Wireless Group announced that it had signed definitive agreements to acquire wireless systems in the San Francisco Bay Area, San Diego and Houston for $3.3 billion in cash. On June 29, 2000, the AT&T Wireless Group completed the acquisition of Vodafone Airtouch plc's 50% partnership interest in CMT Partners (Bay Area Properties), which holds controlling interest in five Bay Area markets including San Francisco and San Jose, for approximately $1.8 billion in cash, thereby giving the AT&T Wireless Group a 100% ownership interest in this partnership. The transaction was recorded under the purchase method of accounting. The excess of aggregate purchase price over the fair value of net tangible assets acquired, based on a preliminary allocation, totaled $1,457, and has been assigned to licensing costs, goodwill and other intangible assets and is being amortized over periods of five to 40 years. We may make refinements to the allocation of the purchase price in future periods as the related fair value appraisals of certain assets and liabilities are finalized. Prior to consummation of this transaction, the AT&T Wireless Group's 50% ownership interest in CMT Partners was accounted for as an equity investment. Accordingly, as a result of the transaction, $190 was reclassified from investments to goodwill on the accompanying combined balance sheet. The transactions related to the Houston and San Diego markets have been approved by the boards of directors of AT&T and the selling entities, however, are subject to certain federal regulatory approvals, which the AT&T Wireless Group expects will result in ownership adjustments in an existing Houston market. These transactions are expected to close by the end of 2000.

         On June 1, 2000, the AT&T Wireless Group completed its acquisition of the assets of Wireless One Network, L.P., for approximately $850 in cash, acquiring wireless systems in northwest and southwest Florida. The transaction was recorded under the purchase method of accounting. Accordingly, the operating results of Wireless One Network, L.P., have been included in the accompanying combined financial statements since the date of acquisition. The excess of aggregate purchase price over the fair value of net tangible assets acquired, based on a preliminary allocation, totaled $780 and has been assigned to licensing costs, goodwill and other intangible assets and is being amortized over periods of five to 40 years. We may make refinements to the allocation of the purchase price in future periods as the related fair value appraisals of certain assets and liabilities are finalized.

         On February 28, 2000, AT&T and Dobson Communications Corporation (Dobson) acquired American Cellular Corporation (American Cellular), through a joint venture, for approximately $2.4 billion. AT&T contributed its interest in the joint venture to the AT&T Wireless Group as of the date of the acquisition. The acquisition was funded with non-recourse bank debt by the joint venture and cash equity contributions of approximately $400 from each of the two partners. Dobson is responsible for day-to-day management of the joint venture, which is equally owned and jointly controlled by Dobson and the AT&T Wireless Group. Accordingly, this investment is accounted for as an equity method investment in the accompanying combined financial statements.

         On February 29, 2000, TeleCorp PCS, Inc. announced that it had signed a definitive merger agreement with Tritel, Inc. as part of stock transaction valued at approximately $5.3 billion. Pursuant to the terms of the agreement, each company will merge with a separate newly formed subsidiary of a new holding company that will be named TeleCorp PCS, Inc. upon consummation of the transaction. The AT&T Wireless Group currently holds equity interests in each of TeleCorp and Tritel which are both affiliates of the AT&T Wireless Group. In connection with the merger, the AT&T Wireless Group will contribute to TeleCorp rights to acquire additional wireless licenses in Wisconsin and Iowa, approximately $20 in cash and extend the term of its network membership license agreement to the merged entity or its operating subsidiaries in exchange for approximately $410 of common shares in the newly combined company. This transaction will bring the AT&T Wireless Group's equity stake in the combined TeleCorp and Tritel to approximately 23%. Additionally, in a separate transaction, the AT&T Wireless Group agreed to exchange certain wireless properties and rights to acquire licenses in Wisconsin and Iowa markets, as well as a cash payment of approximately $80. In return, the AT&T Wireless Group will receive TeleCorp's Boston operating segment, which includes PCS licenses in several New England markets. The boards of directors of AT&T, TeleCorp and Tritel have approved the transactions. Both the exchange transactions and the merger transactions are subject to regulatory approval and are expected to close in the fourth quarter of 2000.

         In June 2000, the AT&T Wireless Group sold its interest in two equity investments for cash resulting in pretax gains of approximately $141.

(d)      COMMITMENTS

         In the normal course of business, the AT&T Wireless Group is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the AT&T Wireless Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at June 30, 2000. The AT&T Wireless Group also makes routine filings with the Federal Communications Commission and the state regulatory authorities. These matters could affect the operating results of any one quarter when resolved in future periods. However, the AT&T Wireless Group believes that after final disposition any monetary liability or financial impact beyond that provided for as of June 30, 2000, would not be material to the combined financial statements.

         In the second quarter of 1999, the AT&T Wireless Group entered into a four-year commitment to purchase $1 billion in wireless network equipment. As of June 30, 2000, the AT&T Wireless Group had fulfilled its commitment.

         The AT&T Wireless Group has agreements with other wireless carriers regarding subscriber activity on other carriers' wireless systems. These agreements establish general terms and charges for system usage, and in some cases also establish minimum usage requirements.

         The AT&T Wireless Group also has various other purchase commitments for materials, supplies and other items incidental to the ordinary course of business which are not significant individually, nor in the aggregate.

(e)      RELATED PARTY TRANSACTIONS

         As discussed in Note (a), AT&T has provided necessary working capital requirements to the AT&T Wireless Group through an attribution of a portion of the initial public offering proceeds, intercompany debt and preferred stock, as well as capital contributions prior to the initial public offering. These amounts are reflected in the accompanying combined balance sheets as "Note receivable from AT&T", "Long-term debt due to AT&T" and "Preferred stock held by AT&T".

         Intercompany interest income on the note receivable from AT&T for each of the three and six month periods ended June 30, 2000, totaled $67. The intercompany interest income was determined based upon the methodology described in Note (a) and is included within other income in the accompanying combined statements of operations.

         Intercompany debt and interest expense was assumed based upon the methodology discussed in Note (a). Intercompany debt was $1,800 and $3,400 at June 30, 2000 and December 31, 1999, respectively. Intercompany interest expense was $49 and $55 for the three month periods ended June 30, 2000, and 1999, respectively, of which $34 and $20, respectively, was capitalized. Intercompany interest expense was $121 and $103 for the six month periods ended June 30, 2000 and 1999, respectively, of which $58 and $37, respectively, was capitalized.

         The 9% cumulative preferred stock was $3.0 billion as of June 30, 2000, and $1.0 billion as of December 31, 1999. Dividend requirements were $33 and $13 for the three month periods ended June 30, 2000 and 1999, respectively, and $46 and $27 for the six month periods ended June 30, 2000 and 1999, respectively.

         The AT&T Wireless Group purchases long distance and other network-related services from AT&T at market-based prices. For the three month periods ended June 30, 2000 and 1999, these amounts totaled $64 and $38, respectively. For the six months ended June 30, 2000 and 1999, these amounts totaled $116 and $72, respectively. These amounts are reflected within costs of services and products in the accompanying combined statements of operations.

         AT&T has allocated general corporate overhead expenses, including finance, legal, marketing, use of the AT&T brand, planning and strategy and human resources to the AT&T Wireless Group, as well as costs for AT&T employees who directly support the AT&T Wireless Group, amounting to $13 and $10 for the three month periods ended June 30, 2000 and 1999, respectively, and $26 and $20 for the six month periods ended June 30, 2000 and 1999, respectively. These amounts are included within selling, general and administrative expenses in the accompanying combined statements of operations.

         Also included in selling, general and administrative expenses are charges paid to AT&T related to the AT&T Wireless Group's direct sales force who were employees of AT&T, as well as commissions and marketing support costs reimbursed to AT&T for costs incurred to acquire customers on our behalf. These charges amounted to $7 and $58 for the three month periods ended June 30, 2000 and 1999, respectively, and $67 and $104 for the six month periods ended June 30, 2000 and 1999, respectively. Effective April 1, 2000, the aforementioned sales force became employees of the AT&T Wireless Group.

         The AT&T Wireless Group purchases their administrative telephone services from AT&T. These amounts are included within selling, general and administrative expenses and totaled $24 and $16 for the three month periods ended June 30, 2000 and 1999, respectively, and $48 and $31 for the six month periods ended June 30, 2000 and 1999, respectively.

         The AT&T Wireless Group sells receivables to AT&T for wireless customers whose wireless charges are combined ("bundled") with their long distance charges into one bill. Accounts receivable in the accompanying combined balance sheets included $90, as of June 30, 2000, and $83, as of December 31, 1999, associated with receivables from AT&T for these bundled customers. Selling, general and administrative expenses included $9 and $7 for the three month periods ended June 30, 2000 and 1999, respectively, and costs of services and products included $9 and $11 for the three month periods ended June 30, 2000 and 1999, respectively, for the billing and collection fees charged by AT&T. Selling, general and administrative expenses included $20 and $16 for the six month periods ended June 30, 2000 and 1999, respectively, and costs of services and products included $19 and $16 for the six month periods ended June 30, 2000 and 1999, respectively, for the billing and collection fees charged by AT&T.

         The AT&T Wireless Group utilizes the AT&T remittance processing organization to process customer payments into AT&T's lockbox. The AT&T Wireless Group paid $5 and $4, to AT&T for reimbursement of its costs associated with these services for the three month periods ended June 30, 2000 and 1999, respectively. The AT&T Wireless Group paid $10 and $8, to AT&T for reimbursement of its costs associated with these services for the six month periods ended June 30, 2000 and 1999, respectively.

(f)      SUBSEQUENT EVENTS

         On July 24, 2000, the AT&T Wireless Group announced it had signed a definitive agreement with SBC Communications to acquire its
         Indianapolis wireless system for approximately $530 in cash. The transaction has been approved by the boards of directors of AT&T and SBC Communications, however, remains subject to certain federal regulatory approvals and is expected to close by the end of 2000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

On April 27, 2000, AT&T completed an initial public offering of 15.6%, or 360 million shares, of the AT&T Wireless Group tracking stock at an initial public offering price of $29.50 per share. This stock is designed to track the performance of AT&T's wireless services businesses. The AT&T Wireless Group tracking stock issued in the initial public offering reflected only a portion of the economic interest of the AT&T Wireless Group. AT&T retained the remaining interest in the economic performance of the AT&T Wireless Group in the form of an inter-group interest which represented an 84.4% interest as of the date of the initial public offering and at June 30, 2000. The results included herein represent the AT&T Wireless Group in its entirety for all periods presented. For the portion of the AT&T Wireless Group's results attributed to the public shareholders, see AT&T's Form 10-Q. AT&T currently intends to dispose of a portion of the remaining interest in the AT&T Wireless Group in the second half of this year. Such disposition will include a distribution in the form of a dividend to AT&T Common Stock Group (which represents the results of AT&T excluding the results attributable to tracking stocks) shareowners for at least a portion of such interest, but may also include an exchange offer, a further sale of the AT&T Wireless Group tracking stock or a combination thereof. The method, timing and sequence of the distribution options, which could occur in stages, will be based on the AT&T Board of Directors' assessment of the market conditions and other circumstances, as appropriate, with the goal of maximizing value for all AT&T shareowners. Following the distribution we expect that the outstanding shares of the AT&T Wireless Group tracking stock will reflect 100% of the economic performance of the AT&T Wireless Group.

The AT&T Wireless Group is a fully integrated business unit of AT&T. The AT&T Wireless Group includes the results of its mobility and fixed wireless businesses, as well as its international operations, which primarily include the earnings or losses associated with equity interests in international wireless communications ventures and partnerships.

In June 2000, the AT&T Wireless Group closed the acquisition of the remaining 50% partnership interest they previously did not own in CMT Partners (Bay Area Properties). The Bay Area Properties cover a population base exceeding 7 million potential customers and, as of June 30, 2000, served nearly 1 million subscribers. The acquisition of this entity was announced in conjunction with the signing of agreements to purchase wireless systems in Houston and San Diego, which are anticipated to close later this year. The three systems combined cover a population of approximately 15 million potential customers and, as of June 30, 2000, served more than 1.3 million subscribers. Also in June, the AT&T Wireless Group completed its acquisition of Wireless One Network, L.P. (Wireless One). Wireless One owns and operates wireless systems in northwest and southwest Florida covering a population base of 1.6 million potential customers and had approximately 190,000 subscribers as of June 30, 2000. In February 2000, AT&T and Dobson Communications Corporation, through a joint venture, acquired American Cellular Corporation. AT&T contributed its interest in the joint venture to the AT&T Wireless Group as of the date of the acquisition. This acquisition increased the AT&T Wireless Group's coverage in New York State and several midwest markets by adding approximately 450,000 subscribers.

FORWARD-LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements herein constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements concerning future business prospects, revenues, operating performance, working capital, liquidity, capital needs, and general industry growth rates and the AT&T Wireless Group's performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events, including the AT&T Wireless Group's ability to achieve a significant market penetration in new markets. These forward-looking statements are subject to a number of uncertainties and other factors, many of which are outside the AT&T Wireless Group's control, that could cause actual results to differ materially from such statements. The AT&T Wireless Group disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMBINED RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2000 COMPARED WITH THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999
Revenue

Total revenue includes wireless voice and data services, the sale of handsets and accessories, and revenue associated with the aviation communications and fixed wireless operations. The AT&T Wireless Group records revenue as services are provided or when the product is sold. Services revenue primarily includes monthly recurring charges, airtime and toll usage charges, and roaming charges billed to subscribers for usage outside of the AT&T Wireless Group network as well as charges billed to other wireless providers for roaming on the AT&T Wireless Group network.

Total revenue increased 31.9% to $2,477 million, and increased 35.9% to $4,675 million for the three and six month periods ended June 30, 2000, respectively, compared with the respective prior year periods. The AT&T Wireless Group's results include the revenue associated with Vanguard Cellular since its acquisition on May 3, 1999. Total revenue increased 29.4% and 31.1% for the three and six month periods ended June 30, 2000, respectively, compared with the same periods for 1999, adjusted to exclude Vanguard Cellular for the period January 2000 to April 2000, to correlate results with 1999, due to the May 1999 acquisition.

The revenue increases were primarily due to growth in our mobility business revenue, driven by strong consolidated subscriber growth and continued rising average monthly revenue per user (ARPU). AT&T Digital One Rate service continues to contribute to the increase in ARPU and subscribers by acquiring and retaining high value customers, who have a significantly higher ARPU than an average subscriber. As of June 30, 2000, the number of subscribers using AT&T Digital One Rate service was 2.4 million, an increase of 66.2%, compared with June 30, 1999, of which nearly 73% were new subscribers to the AT&T Wireless Group for the six months ended June 30, 2000.

Services revenue for the three month period ended June 30, 2000, was $2,240 million, an increase of $551 million, or 32.7%, compared with the respective period in 1999. Services revenue for the six month period ended June 30, 2000, was $4,232 million, an increase of $1,171 million, or 38.3%, compared with the respective period in 1999.

As of June 30, 2000, the AT&T Wireless Group had 11.7 million consolidated subscribers, an increase of 33.8%, compared with the prior year, of which 85.1% were digital subscribers, up from 69.2% as of June 30, 1999. Included in these figures were nearly 1 million subscribers from our acquisition of the Bay Area Properties in June 2000 (which were previously reported as partnership subscribers) and approximately 190,000 subscribers from our acquisition of Wireless One in June 2000. Net consolidated wireless subscriber additions in the second quarter totaled 532,000, a 14.2% increase over the prior year quarter. AT&T Wireless Group's average monthly churn rate in the second quarter of 2000 was 2.7% compared with 2.3% in the second quarter of 1999. The AT&T Wireless Group's average monthly churn in the first half of 2000 was 2.8% compared with 2.5% in the first half of 1999. Total subscribers, including partnership markets in which the AT&T Wireless Group does not own a controlling interest, were nearly 14 million at the end of the second quarter of 2000, a 22.3% increase over the prior year. Ending total subscribers included approximately 450,000 subscribers associated with the AT&T Wireless Group's acquisition of American Cellular in February 2000.

The AT&T Wireless Group's ARPU for the three months ended June 30, 2000 was $71.5, an increase of $4.9, or 7.7%, compared with the second quarter of 1999, and for the six months ended June 30, 2000 was $69.4, an increase of $5.7, or 8.9%, compared with the first half of 1999. These increases were primarily due to increased minutes of use per subscriber, driven in part by the continued success of AT&T Digital One Rate service. The AT&T Wireless Group's ARPU remained significantly higher than the wireless industry average during the quarter and half year ended June 30, 2000, excluding the AT&T Wireless Group.

Equipment revenue for the three month period ended June 30, 2000, was $237 million, an increase of $48 million, or 25.2%, compared with the same period in 1999. Equipment revenue for the six month period ended June 30, 2000, was $443 million, an increase of $63 million, or 16.6%, compared with the same period in 1999. These increases were primarily due to 30.8% and 29.2% increases in gross consolidated subscriber additions in the three and six month periods ended June 30, 2000, respectively, compared with the same periods in 1999. As an integral part of the wireless service offering, the AT&T Wireless Group supplies to its subscribers a selection of handsets at competitive prices, which are generally offered at or below cost.

Costs of services and products

Costs of services and products include the costs to place calls over the network (including the costs to operate and maintain the AT&T Wireless Group's network as well as roaming costs paid to other wireless providers), the costs of handsets and accessories provided to the AT&T Wireless Group's customers and the charges paid to connect calls on other networks, including those of AT&T.

Costs of services and products for the three and six month periods ended June 30, 2000, were $1,205 million and $2,258 million, respectively. This was an increase of $265 million, or 28.3%, for the three month period ended June 30, 2000, and $508 million, or 29.0%, for the six month period ended June 30, 2000, compared with the same periods in 1999. These increases were due primarily to increases in the cost of handsets provided to subscribers which was attributable to a 30.8% and 29.2% increase, respectively, in gross subscriber additions for the three and six month periods ended June 30, 2000, compared with the same periods in the prior year. Additionally, growth in the subscriber base and increased minutes of usage resulted in an increase in the access and other connection charges paid to connect calls on other networks, including AT&T, as well as the costs to maintain the AT&T Wireless Group's network.

Roaming expenses decreased 4.4% for the quarter ended June 30, 2000, compared with the same period for 1999, despite continued growth in off-network roaming minutes. The decrease in roaming expenses was driven primarily by a significant decrease in the roaming rate per minute of usage, as well as initiatives to aggressively migrate more minutes onto the AT&T Wireless Group's network.

Selling, general and administrative

Selling, general and administrative (SG&A) expenses for the three and six month periods ended June 30, 2000, were $763 million and $1,513 million, respectively, compared with $614 million and $1,178 million for the three and six month periods ended June 30, 1999. These increases were primarily attributable to higher marketing and selling costs associated with the increase in consolidated subscriber additions in the second quarter and first half of 2000, compared with the respective periods in 1999. Cost per gross subscriber addition (CPGA), which includes the cost of handset subsidies recorded in costs of services and products in the accompanying combined statement of operations, was $352 and $356 for the three and six month periods ended June 30, 2000, compared with $338 and $345 for the three and six month periods ended June 30, 1999. In addition, growth in the wireless customer base resulted in an increase in customer care and information technology expenses.

Depreciation and amortization

Depreciation and amortization expenses for the three month period ended June 30, 2000, were $402 million, an increase of $94 million, or 30.5%, compared with the second quarter of 1999. Depreciation and amortization expenses for the six month period ended June 30, 2000, were $771 million, an increase of $187 million, or 31.9%, compared with the first half of 1999. These increases primarily resulted from the growth in the AT&T Wireless Group's depreciable asset base resulting from capital expenditures to increase the capacity of the network and improve call quality as well as the acquisition of Vanguard Cellular in May 1999. Total capital expenditures were $1,291 million and $2,123 million for the three and six month periods ended June 30, 2000.

Other income

Other income primarily includes gains or losses on sales or exchanges of assets, net equity earnings from investments, intercompany interest income on the note receivable from AT&T, and minority interests in consolidated subsidiaries. Other income for the three and six month periods ended June 30, 2000, was $227 million and $308 million, respectively. Other income for the three and six month periods ended June 30, 1999, was $140 million and $184 million, respectively. The increase for the three and six month periods ended June 30, 2000, was due primarily to higher gains on the sales of assets as well as intercompany interest income on the note receivable from AT&T of $67 million, related to the attribution of $7.0 billion of initial public offering proceeds to the AT&T Wireless Group. Partially offsetting these increases, were lower equity earnings primarily as a result of increased losses associated with affiliate investments.

Interest expense

Interest expense consists primarily of interest on intercompany debt due to AT&T less interest expense capitalized. Interest expense for the second quarter of 2000, was $18 million, a decrease of $20 million, or 51.6%, compared with the second quarter of 1999. Interest expense for the first half of 2000 was $69 million, a decrease of $1 million, or 1.0%, compared with the first half of 1999. The decrease for the second quarter of 2000, compared with the second quarter of 1999, was due to higher levels of capitalized interest as a result of increased capital expenditures, as well as lower levels of average outstanding debt due to AT&T. The decrease in the average outstanding debt due to AT&T was attributable to the recapitalization of $2.0 billion of long term debt due to AT&T into 9% cumulative preferred stock subsequent to the initial public offering of the AT&T Wireless Group tracking stock. These decreases were partially offset by a higher rate of interest charged on the intercompany debt in the second quarter of 2000 versus the prior year quarter. For the six months ended June 30, 2000, higher levels of outstanding debt, as well as a higher interest rate, offset the increase in capitalized interest.

Provision for income taxes

The provision for income taxes for the three and six month periods ended June 30, 2000, was $116 million and $146 million, respectively, compared with $43 million and $17 million for the same periods in 1999, respectively. The increase in the provision for income taxes was due to higher income before income taxes and a higher effective tax rate. The effective income tax rates for the three and six month periods ended June 30, 2000 were 36.9% and 39.3%, respectively, compared with 35.5% and 35.3%, for the same periods in 1999, respectively. The effective income tax rate for each of the 2000 periods presented was impacted by the amortization of intangibles and unutilized equity investment losses, partially offset by a benefit due to the disposition of an equity method investment. The effective income tax rate for each of the 1999 periods presented was impacted by the benefit from the change in the valuation allowance and other estimates, offset by unutilized foreign equity losses and amortization of intangibles.

Dividend requirements on preferred stock held by AT&T

At June 30, 2000, and December 31, 1999, the AT&T Wireless Group had outstanding $3.0 billion and $1.0 billion, respectively, of preferred stock held by AT&T that pays dividends at 9% per annum. Intercompany indebtedness of $2.0 billion was recapitalized into an additional $2.0 billion of 9% cumulative preferred stock following the initial public offering. Dividend requirements on this preferred stock for the three and six month periods ended June 30, 2000, were $33 million and $46 million, respectively, and for the corresponding periods in 1999 were $13 million and $27 million, respectively, net of amounts recorded in accordance with the tax sharing agreement.

LIQUIDITY AND CAPITAL RESOURCES

The continued expansion of the AT&T Wireless Group's network, footprint and service offerings, and the marketing and distribution of its products and services, will continue to require substantial capital. The AT&T Wireless Group has funded its operations by initial public offering proceeds attributed from AT&T, intercompany borrowings from AT&T and internally generated funds, as well as capital contributions from AT&T prior to the initial public offering. Capital contributions from AT&T prior to the initial public offering included acquisitions made by AT&T that have been attributed to the AT&T Wireless Group. Noncash capital contributions from AT&T to the AT&T Wireless Group related to acquisitions and initial investments funded by AT&T totaled $539 million and $1,662 million for the six month periods ended June 30, 2000 and 1999, respectively.

The initial public offering of the AT&T Wireless Group tracking stock resulted in net proceeds to AT&T after deducting underwriter's discount and related fees and expenses of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to the AT&T Wireless Group in the form of an intercompany note receivable. Net transfers to and from the AT&T Wireless Group and AT&T subsequent to the initial public offering are reflected as changes in the intercompany note receivable. After the attributed $7.0 billion of initial public offering proceeds are fully utilized, AT&T intends to issue short term floating rate debt to the AT&T Wireless Group.

On May 1, 2000, following the initial public offering, the AT&T Wireless Group recapitalized $2.0 billion of outstanding intercompany indebtedness to AT&T into an additional $2.0 billion of 9% cumulative preferred stock held by AT&T. In conjunction with the recapitalization, the AT&T Wireless Group's long term debt due to AT&T was recapitalized to be 10 year term debt that bears interest at a fixed rate of 8.1% per annum. AT&T has provided financing at interest rates and on terms and conditions that are consistent with those the AT&T Wireless Group would receive as a stand-alone entity. Sources for the AT&T Wireless Group's future financing requirements may include the issuance of additional AT&T Wireless Group tracking stock and the borrowing of funds.

Financing activities for the AT&T Wireless Group are managed by AT&T on a centralized basis and are subject to the review of the AT&T Wireless Group capital stock committee. Loans from AT&T to any member of the AT&T Wireless Group will be made at interest rates and on other terms and conditions designed to be substantially equivalent to the interest rates and other terms and conditions that the AT&T Wireless Group would be able to obtain from third parties, including the public markets, as a non-affiliate of AT&T without the benefit of any guaranty by AT&T. This policy contemplates that these loans will be made on the basis set forth above regardless of the interest rates and other terms and conditions on which AT&T may have acquired the funds. If, however, AT&T incurs any fees or charges in order to keep available funds for use by the AT&T Wireless Group, those fees or charges will be allocated to the AT&T Wireless Group.

Net cash provided by operating activities for the six months ended June 30, 2000, was $223 million, compared with $277 million for the same period in 1999. The decrease in cash provided by operating activities was primarily due to increases in inventories and accounts receivable, as well as a decrease in accounts payable, partially offset by increased income excluding depreciation and amortization, resulting from revenue growth and expense leveraging for the first half of 2000 compared with the first half of 1999. Net cash used in investing activities for the six months ended June 30, 2000, was $8,380 million, compared with $600 million for the six months ended June 30, 1999. The increase was due primarily to the issuance of a note receivable from AT&T, acquisitions of the Bay Area Properties and Wireless One, and higher capital expenditures to upgrade and increase network capacity in existing markets as well as to expand the national footprint. Net cash provided by financing activities for the six months ended June 30, 2000, was $8,158 million, compared with $411 million for the six months June 30, 1999. The increase was primarily due to proceeds attributed from the initial public offering of the AT&T Wireless Group tracking stock and increased transfers from AT&T prior to the initial public offering to fund acquisitions and higher capital expenditures.

EBITDA, excluding other income, is the primary measure used by the chief operating decision-makers to measure our ability to generate cash flow. EBITDA, excluding other income, defined as operating income plus depreciation and amortization, may or may not be consistent with the calculation of EBITDA for other public companies and should not be viewed by investors as an alternative to generally accepted accounting principles, measures of performance or to cash flows from operating, investing and financing activities as a measure of liquidity.

EBITDA, excluding other income, for the three and six month periods ended June 30, 2000, was $509 million and $904 million, respectively, compared with $324 million and $513 million for the same periods in 1999. These increases were attributable to increases in total revenue and an improving margin as SG&A expenses declined as a percentage of revenues, primarily for our mobility business.

For our mobility business, EBITDA, excluding other income, for the three and six month periods ended June 30, 2000, was $550 million and $981 million, respectively, compared with $347 million and $552 million for the same periods in 1999.

For our fixed wireless business, EBITDA, excluding other income, for the three and six month periods ended June 30, 2000, was a deficit of $40 million and $74 million, respectively, compared with deficits of $17 million and $32 million for the same periods in 1999.

EBITDA, excluding other income, margins were 20.5% and 19.3% for the second quarter and first half of 2000, respectively, compared with 17.3% and 14.9% for the second quarter and first half of, 1999, respectively. The improvement in EBITDA, excluding other income, margins in the second quarter and first half of 2000 compared with the respective periods in 1999 was driven primarily by revenue growth and expense leveraging, primarily off-network roaming expenses, partially offset by increased customer acquisition and customer care costs, as well as higher information technology costs associated with growth in the subscriber base.

EBITDA, excluding other income, margins for our mobility business were 22.2% and 21.0% for the second quarter and first half of 2000, respectively, compared with 18.5% and 16.0% for the second quarter and first half of 1999, respectively. The improvement in EBITDA, excluding other income, margins in the second quarter and first half of 2000 compared with the respective periods in 1999 was driven primarily by positive EBITDA, excluding other income, for the 1900 megahertz markets for the three and six month periods ended June 30, 2000, compared with losses for the respective periods in 1999, as well as increased EBITDA, excluding other income, margins in the 850 megahertz markets.

FINANCIAL CONDITION

Total  assets were $32,843  million as of June 30,  2000,  an increase of $9,331 million, or 39.7%, compared with December 31, 1999. The increase was due primarily to the $7.0 billion of initial public offering proceeds attributed to the AT&T Wireless Group from AT&T in the form of an intercompany note receivable, increases in goodwill, licensing costs, property, plant and equipment, and other assets associated with the acquisitions of the Bay Area Properties and Wireless One, and increased property, plant and equipment as a result of significant capital spending in the first half of 2000. Additionally, non-consolidated investments increased as a result of the investment in American Cellular during 2000, partially offset by the acquisition of the remaining 50% interest in CMT Partners, which is now consolidated.

Total liabilities were $8,310 million as of June 30, 2000, a decrease of $1,185 million, or 12.5%, compared with December 31, 1999. The decrease was primarily due to the decrease in long term debt due to AT&T resulting from the recapitalization of the AT&T Wireless Group subsequent to the initial public offering, partially offset by increases in deferred income taxes, other long-term liabilities, and other current liabilities. Deferred incomes taxes increased due to the deferred tax provision recognized for the six months ended June 30, 2000. Other long-term liabilities increased due to proceeds received in consideration for a long-term leasing arrangement, and other current liabilities increased due to increased business taxes and operating accruals.

Total preferred stock held by AT&T increased to $3.0 billion at June 30, 2000, from $1.0 billion at December 31, 1999, due to the recapitalization of $2.0 billion of intercompany debt into preferred stock subsequent to the initial public offering. Dividends payable on the preferred stock were paid at 9% per annum.

Total equity was $24,522 million as of June 30, 2000, an increase of $10,525 million, or 75.2%, compared with December 31, 1999. The increase was primarily due to increased combined equity associated with the attribution of initial public offering proceeds to the AT&T Wireless Group, as well as net transfers from AT&T prior to the initial public offering to fund capital expansion and acquisitions, and the additional $2.0 billion of preferred stock issued to AT&T.

RECENT ACCOUNTING PRONOUNCEMENTS

In December  1999, the  Securities  and Exchange  Commission  (SEC) issued Staff
Accounting   Bulletin   (SAB)  No.  101,   "Revenue   Recognition  in  Financial
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Statements".  SAB No. 101 provides  guidance on revenue  recognition,  including service activation fees, and certain related costs, which requires adoption by the end of fiscal year 2000. Management is currently assessing the impact of SAB No. 101 to the combined results of operations and financial position of the AT&T Wireless Group.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For the AT&T Wireless Group, this means that the standard must be adopted no later than January 1, 2001. Management does not expect the adoption of this standard will have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. It is not expected to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

SUBSEQUENT EVENTS

On July 24, 2000, the AT&T Wireless Group announced it had signed a definitive agreement with SBC Communications to acquire its Indianapolis wireless system for approximately $530 million in cash. The transaction has been approved by the boards of directors of AT&T and SBC Communications, however, remains subject to certain federal regulatory approvals and is expected to close by the end of 2000.